

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 30, 2009

Mr. OC Kim
President
Franklin Wireless Corp.
5440 Morehouse Drive, Suite 1000
San Diego, CA 92121

Re: Franklin Wireless Corp.
Item 4.01 Form 8-K/A
Filed September 29, 2009
File No. 001-14891

Dear Mr. Kim:

We have reviewed your amended filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.01

1. We note your amended disclosure. However at the end of the third paragraph you still state there were no disagreements that if not resolved would have caused CKP to make reference to the subject matter of the disagreement in connection with its reports *on the Company's financial statements for the fiscal year ended June 30, 2008 and consolidated financial statements for the fiscal year ended June 30, 2007* (emphasis added). Your reference here to reports covering those specific periods is not consistent with the requirements of Item 304(a)(1)(iv) of

Regulation S-K. Revise the end of your representation to specifically state whether such disagreement(s), if not resolved to the satisfaction of your former accountant, would have caused them to make reference to the subject matter of the disagreement in connection with its report. Please include a letter from the former accountant addressing the revised disclosures in the amendment.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Melissa Kindelan, Staff Accountant, at (202) 551-3564.

Sincerely,

Larry Spirgel
Assistant Director